RESTATED ARTICLES OF INCORPORATION

OF

POTOMAC ELECTRIC POWER COMPANY

These Restated Articles of Incorporation of Potomac Electric Power Company (hereinafter called the "Company"), a District of Columbia corporation, were duly adopted by the Company in accordance with the provisions of Section 29-101.58a of the District of Columbia Business Corporation Act. The Company's Articles of Incorporation were originally filed in the District of Columbia on April 28, 1896, and Articles of Reincorporation of an Existing Domestic Corporation were filed in the District of Columbia on February 20, 1957.

The Restated Articles of Incorporation of the Company are as follows:

I.   The name of the Company is:

POTOMAC ELECTRIC POWER COMPANY

II.   The duration of the Company shall be perpetual.

III.   The purposes for which the Company is organized are:

(A)   To manufacture, produce, generate, buy, sell, lease, deal in, transmit and distribute (i) power, light, energy and heat in the form of electricity or otherwise, (ii) by-products thereof and (iii) appliances, facilities and equipment for use in connection therewith;

(B)   To acquire (by construction, purchase, condemnation, lease or otherwise), use, maintain, operate, deal in and dispose of, power plants, dams, substations, office buildings, service buildings, transmission lines, distribution lines, and all other buildings, machinery, property (real, personal or mixed) and facilities (including water power and other sites), and all fixtures, equipments and appliances, necessary, appropriate, incidental or convenient for its corporate purposes; and

(C)   To conduct business as a public service company, which business is briefly described as the purchase, manufacture, generation, transmission, distribution and sale, both at wholesale and at retail, of electricity or other power or energy for light, heat and power purposes in the District of Columbia, the Commonwealth of Virginia, the State of Maryland and elsewhere.

IV.   The aggregate number of shares which the Company shall have authority to issue is 206,000,000 divided into two classes: the first consisting of 6,000,000 shares of $.01 par value each; and the second consisting of 200,000,000 shares of $.01 par value each.

V.   Said 6,000,000 shares of the par value of $.01 each are designated as Preferred Stock; and said 200,000,000 shares of the par value of $.01 each are designated as Common Stock. Such of said authorized shares of Preferred Stock and Common Stock as are unissued at any time may be issued, in whole or in part, at any time or from time to time by action of the Board of Directors of the Company, subject to the laws in force in the District of Columbia and the Commonwealth of Virginia and the terms and conditions set forth in the Articles of Incorporation of the Company.

The preferences, qualifications, limitations, and restrictions, the special or relative rights, and the voting power in respect of the shares of each said class are or shall be established as follows:

(A)   PREFERRED STOCK

The Board of Directors is hereby expressly authorized by resolution to provide from time to time for the issuance of shares of Preferred Stock in series and to fix and determine the relative rights, preferences and limitations of the shares of any series so established, from time to time before issuance. The authority of the Board of Directors with respect to each series shall include, but shall not be limited to, the following:

(1)   The serial designation and authorized number of the shares of the particular series;

(2)   The dividend rate, if any, the date or dates or conditions upon which the dividends will be payable, the relative priority the dividends on such shares shall bear to dividends or other distributions payable on the shares of any other class or series of stock of the Company and the extent to which the dividends may be cumulative;

(3)   Whether the shares of such series shall be subject to redemption, the price or prices at which shares may be redeemed and any terms, conditions and limitations upon any redemption;

(4)   The rights of the holders of shares of such series in the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Company;

(5)   Sinking fund provisions (if any) for the redemption or purchase of shares of the particular series;

(6)   The terms and conditions, if any, on which shares may be converted into, or exchanged for, shares of other capital stock, or of other series of Preferred Stock, of the Company;

(7)   The voting rights, if any, for the shares of each series in addition to the voting rights provided by law; and

(8)   Any other preference, relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, as shall not be inconsistent with law, this Article V or any resolution of the Board of Directors pursuant hereto.

(B)   COMMON STOCK

(1)   No holder of Common Stock shall have the preemptive right to subscribe for or purchase any part of any new or additional issue of stock of the Company, or securities convertible into, or carrying or evidencing any right to purchase, stock of the Company, of any class whatever, whether now or hereafter authorized, and whether issued for cash, property, services or otherwise.

(2)   Except as otherwise provided by law or in accordance with this Article V, voting rights for all purposes shall be vested exclusively in the holders of the Common Stock, who shall have one vote for each share held by them.

VI.   The following provisions are set forth herein for the regulation of the internal affairs of the Company:

At the date hereof, the Company has issued and outstanding $1,116,800,000 aggregate principal amount of First Mortgage Bonds issued under and secured by the lien of the Company's Mortgage and Deed of Trust dated July 1, 1936, as amended and supplemented, heretofore made by the Company to The Bank of New York (as successor to The Riggs National Bank of Washington, D.C.), as Trustee, which Mortgage and Deed of Trust, as amended and supplemented, constitutes a lien on substantially all the properties and franchises of the Company, other than cash, accounts receivable and other liquid assets, securities, leases by the Company as lessor, equipment and materials not installed as part of the fixed property, and electric energy and other materials, merchandise or supplies produced or purchased by the Company for sale, distribution or use. The Board of Directors of the Company may from time to time cause to be issued additional First Mortgage Bonds to be secured by said Mortgage and Deed of Trust, as heretofore or hereafter amended and supplemented, without limitation as to principal amount and without action by or approval of the Company's shareholders, and in connection therewith may cause to be executed and delivered by the Company such supplemental indentures, containing such additional covenants, as the Board may approve.

VII.   The address of the Company's registered office in the District of Columbia is 701 Ninth Street, N.W., and the name of its registered agent at such address is John J. Sullivan.

The address of the Company's registered office in Virginia is 1750 Tysons Boulevard, Suite 1800, McLean, Virginia 22102; and the name of its registered agent at such address is Sean F. Murphy, who is a resident of Virginia and a member of the Virginia State Bar.

VIII.   The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. The number of directors of the Company shall be the number from time to time fixed by, or in the manner provided in, the By-Laws of the Company. The directors shall be elected in the manner provided in the By-Laws.

Notwithstanding the foregoing, whenever the holders of any class of stock issued by the Company shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of such stock as established in accordance with these Articles of Incorporation, and such directors so elected shall not be divided into classes unless expressly provided by such terms.

IN WITNESS WHEREOF, Potomac Electric Power Company has duly caused these Restated Articles of Incorporation to be duly executed in its name by William J. Sim , its President, and its corporate seal to be hereunto affixed and duly attested by Ellen Sheriff Rogers, its Secretary, all as of the 30th day of March, 2006.

W. J. SIM
William J. Sim
President

Attest:

ELLEN S. ROGERS
Ellen Sheriff Rogers
Secretary